

December 8, 2014

Via E-mail
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.
950 John Daly Blvd.
Suite 260
Daly City, CA 94015

      Re: Hybrid Coating Technologies Inc.
             Preliminary Information Statement on Schedule 14C
             Filed November 21, 2014
             File No. 000-53459

Dear Mr. Kristul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The staff of the Division of Corporation Finance attempted to contact Mr. Kristul on two occasions after the filing of the company's Preliminary Information Statement to alert the company of the staff's review and to advise the company that definitive materials should not be mailed until the conclusion of the staff's review. However, as of the date of this letter, neither Mr. Kristul nor any representative of the company, has responded and it appears that the company filed a DEF14C on December 5, 2014. Please advise us of the basis for filing the Information Statement in definitive form and also advise us whether the company has commenced the mailing of the document to shareholders.

2. Although Item 11 of Schedule 14A is applicable to your filing, it does not appear that you have provided all of the information that is specified by that disclosure guideline. For example, we are unable to locate the information listed in Item 13(a) of Schedule 14A, which

is applicable under Item 11(e) of Schedule 14A and Item 1 of Schedule 14C. If you rely upon Instruction 1 to Item 13 in excluding this information, explain in detail in your response letter the basis on which you conclude that the information is not deemed material to an understanding of the action you propose to take.

3. The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consent and describe the shareholders' respective relationships to Hybrid Coating Technologies Inc. in materially complete detail. In addition, please describe the events that led to the obtainment of written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief